SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                AMENDMENT NO.2 TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

              OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         JAGGED EDGE MOUNTAIN GEAR, INC.
                 (Name of Small Business Issuer in its Charter)


COLORADO                                            84-144-8778
(State or other jurisdiction of                     (IRS Employer Identification
Incorporation or Organization)                      Number)


                     52 PILOT KNOB LANE, TELLURIDE, CO 81435
               (Address of Principal Executive Offices) (Zip Code)

                                 (970) 728-0175
                           (Issuer's Telephone Number)

           SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:
                                     (None)

           SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:
                          COMMON STOCK, $.001 PAR VALUE
                                (Title of Class)

                         JAGGED EDGE MOUNTAIN GEAR, INC.

             FORM 10SB - GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                                TABLE OF CONTENTS

                                     PART I

Item 1.  Description of Business                                               3

Item 2.  Management's Discussion and Analysis or Plan of Operation             5

Item 3.  Description of Property                                               7

Item 4.  Security Ownership of Certain Beneficial Owners and Management        9

Item 5.  Directors, Executive Officers, Promoters and Control Persons          9

Item 6.  Executive Compensation                                               11

Item 7.  Certain Relationships and Related Transactions                       11

Item 8.  Description of Securities                                            11

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
         and Other Shareholder Matters                                        12

Item 2.  Legal Proceedings                                                    14

Item 3.  Changes in and Disagreements with Accountants                        14

Item 4.  Recent Sales of Unregistered Securities                              14

Item 5.  Indemnification of Directors and Officers                            15

Recent Developments

                                    PART F/S

Financial Statements                                                          17

                                    PART III

Item 1.  Index to Exhibits                                                    17

Item 2.  Description of Exhibits                                              17

Signatures                                                                    18

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Business


Jagged Edge Mountain Gear, Inc. ("The Company") designs, produces and sells technical outdoor clothing and accessories, using high-performance fabrics, for outdoor sports activities under the name Jagged Edge Mountain Gear. The Company owns and operates three retail stores under the name Jagged Edge Mountain Gear, a retail web site, a catalog mail-order division and a wholesale division. The retail stores are all located in Colorado resort towns. The web site and catalog cover a national market. Wholesale sales are both domestic and international. The Company was originally formed as a Utah LLC and was converted to a Colorado corporation in 1997.


The Company's primary means of distribution of its products are:

     -Retail, through it's own stores

     -Wholesale, through its wholesale division, supplying retail and wholesale accounts in both the US and overseas, primarily Japan.

     -Catalog mail-order sales

     -E-commerce, through the Company's own website and through affiliations with major web portals such as Amazon.com

The Company introduces a line consisting of new and revised products every six months. Each season, there are at least 45 products in the line. The lines are offered at national trade shows and through independent sales representatives.

Competition

The Company's industry is intensely competitive, with many other manufactures of technical outdoor clothing competing in the national and international marketplace. Moreover, there are now other non-technical clothing companies entering the outerwear market. Jagged Edge Mountain Gear's competitors include Patagonia, The North Face, Marmot, Moonstone, Sierra Designs and other technical outerwear manufactures. The Company is still a relatively small player in the industry, but has already built strong brand recognition. The Company is recognized as a highly creative producer of innovative and functional products. Through continued wholesale distribution, direct mail, Jagged Edge Mountain Gear retail stores and the web site, Jagged Edge Mountain Gear expects that it will continue to expand its market share.

Sources of Raw Materials

The Company has well-established relationships with several major suppliers of materials in the market. Some of these suppliers are: Malden Mills (Fleece Fabrics), Dyersburg Fabrics (Fleece), Burlington Mills (Technical Fabrics), YKK (zippers) and several others to a lesser degree. To diversify dependence on the two primary fleece suppliers, orders have been historically divided between Dyersburg and Malden Mills. Also by creating garments in unrelated fabric technologies, dependence on these major suppliers reduces Jagged Edge Mountain Gear's exposure and risk.

Orders for fabric, and to a lesser extent for completed garments, are typically placed 6-9 months prior to the beginning of the sales season and only limited re-ordering for fabric is possible after. This large lead-time is typical for the industry and requires accuracy in product sales forecasting. Historically, the Company has had a good record of forecasting seasonal sales. Since a sales forecast will never be 100% correct, some items will be short and some items will be over at the end of the year. Factors that can effect our sales are international, national, state and local economies, weather conditions throughout the country, fashion trends, and other uncontrollable factors. Because of these and other conditions the Company over produced for this fiscal year, causing inventory levels to raise by 22% from $710,828 in 1998 to $866,558 in 1999.


The Company is not dependent on any one major customer. No customer accounts for more than 5% of sales. However, seasonal factors do determine the Company's fortunes to a great extent. In particular, since Jagged Edge Mountain Gear sells its technical mountain gear to skiers in the three resort towns in which it runs retail stores, as well as through other retailers located in winter resorts, each year's snowfall has a significant effect on customer traffic and sales. On the positive side, much of the mountain gear sold by Jagged Edge Mountain Gear is purchased by sports enthusiasts in other geographic areas and in the summer sports months.


Trademarks


The Company has one trademark registered with the United States Patent and Trademark Office: Jagged Edge Mountain Gear. Royalties are paid to Renee Merlo for the use of the name Jagged Edge. Royalties amount to $500 per quarter up to $2 million in sales and $1,000 per quarter above that level, applying strictly to sales of Jagged Edge Mountain Gear branded merchandise. In April, 2000 a favorable agreement was arranged with Renee Merlo to purchase the trademark name, "JAGGED EDGE" completely.


The Company owns the domain name for its web site jagged-edge.com and has recently purchased the domain name jaggededge.com.

Government Regulations: Sales Tax, Import and Export Restrictions

1. Sales tax

The Company collects sales tax only on sales made in Colorado. In 1992, the United States Supreme Court ruled that states may not impose taxes on out-of-state direct sales, but it suggested that Congress could delegate that power. To date, there has been no congressional action. If the Congress does delegate the power to levy a sales tax and states do levy those taxes, The Company will collect those taxes.

2. Import and Export restrictions

Jagged Edge Mountain Gear currently utilizes the services of a customs broker (Newport Express) and the international department of First Security Bank of Utah to comply with import and export regulations.

Research and development expenses for the past two years were nominal.

Employees

Jagged Edge Mountain Gear employs 38 people, of which 19 are full time employees.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General


During fiscal year 1999, Jagged Edge Mountain Gear experienced a reduction in gross margins across the whole spectrum of its products, caused by pricing pressures in the industry. The two primary reasons were a softening of Asian economies, where numerous outdoor apparel items are made, and the operating problems of one of the industry leaders. Industry wide price cutting and the Company's own aggressive discounting led to a decline in Jagged Edge Mountain Gear's gross margins from 53.6% in fiscal 1998 to 36.3% in fiscal 1999. Efforts are being made to reverse this trend.


1999 sales were ahead of 1998 by 69%, largely as a result of a larger number of stores and greater demand for the Company's products. Jagged Edge Mountain Gear offers a line of technical outdoor garments that are also used by skiers. As with any outdoor products business, the weather is an important determinant of sales levels during the peak seasons. As a result, the Company's sales are concentrated in the winter months, when ski resorts are in full operation, and the summer months, when mountain sports are at there seasonal peak.

In fiscal year 2000, the expected large increase in the number of catalogs mailed and the growing success of the company's wholesale division will continue to test The Company's capital resources. On the positive side, the Company has instituted across-the-board price increases and eliminated much of the discounting that took place both at the retail and wholesale level in fiscal year 1999 and is able to get better prices for merchandise that, in prior years, would have been discounted. International sales, which are growing, are generally made at full wholesale price. International sales will be a primary strategic focus for the coming years.

Another noteworthy development during fiscal 1999 was the expansion of the Company's management team, as Jagged Edge Mountain Gear transitions from a small, specialized business to one of the most recognized brands in the technical outdoor garment industry, known for innovation and functionality. Areas of management where significant additions were made during calendar 1999 are Design, Finance, Operations, Marketing and Domestic Wholesale Sales. In 1998, Small Business 2000 produced a documentary video for PBS describing the Company's success. As a result, IBM, one of the sponsors of the Small Business 2000, entered into a relationship with the Company whereby IBM permits Jagged Edge Mountain Gear to upgrade its computer and network capabilities to better track its sales, inventory and financial results. The Company and IBM have also begun discussing the possibility of engaging in joint marketing activities.

Results of Operations

At the beginning of fiscal 1999, Jagged Edge Mountain Gear opened two new stores, for a total of five Jagged Edge Mountain Gear retail stores in operation at the time. During fiscal 1999, the following stores were opened:

              STORE                 DATE OPENED               SQUARE FEET
             ------                 -----------               -----------
         Breckenridge, CO           July 1998                  1,100
         Crested Butte, CO          August 1998                1,400


Given the healthy revenue growth year-to-year, 1999 sales, the stores have met expectations, with the exception of the Ouray and Mountain Village Stores. In November 1999 it was determined that the Ouray store was not making a reasonable contribution to The Company. The decision was made to temporarily close the store with the intention of reopening it for the busy summer season if the location could not be sublet. As of March 1, 2000, the Ouray store was permanently closed and the location has been sublet for the remaining term of the lease. On April 30, 2000, the retail store located in Mountain Village, Colorado was closed. A tenant is being sought to take the location for 2 years while the Mountain Village "matures". It is the intention of the Company to reopen this location at the end of this time.


As a result of the management hires described above, SG&A expenses rose by 41% from fiscal year 1998 to 1999. These expense levels will rise again in fiscal year 2000 as well, however the Company anticipates sales to increase 35-50% for the same period. This increase is expected to come largely from greater sales in the catalog and wholesale divisions. The investment in adding management and sales personnel in the catalog and wholesale divisions will be the main factors contributing to the sales growth in these divisions.

The Company's advertising and marketing expenditures were approximately $19,757, or .9% of sales for fiscal year 1999. The Company expects to increase its advertising and marketing budget to 1.5-2.0% of sales for fiscal year 2000.


The Company's reported operating loss of $482,603 in 1999, is expected to be the trough in its operating performance. The loss was a result of aggressive expansion in fiscal 1999, concurrent with the significant decline in gross margins explained above.


Liquidity and Capital Resources


The Company's balance sheet at the end of fiscal 1999 showed a low cash balance, seasonally low account receivables and a higher inventory level than management would have desired. The inventory build-up was reduced through heavy discounting in our retail stores at the end of fiscal 1999 and the Company went into the peak winter season 1999-2000 with more acceptable inventory levels.


In addition to the above items, the Accounts Receivable - Settlement outstanding at the end of fiscal 1999 was also collected in fiscal 2000. It was the result of a settlement with a defendant whose actions damaged The Company, in the opinion of the Courts. This settlement also entailed the return of 640,000 common shares to the Company on November 1, 1999.

Strategic Plan

The Company intends to capitalize on its strengths in fiscal 2000: a strong brand identity, a reputation for creative use of fabrics and other features in its garments, and a reputation for technical superiority. As the market leaders have to sell "down-market" (into Wal-Marts, for example) to survive, Jagged Edge Mountain Gear is attracting new customers to its high-quality technical line of products. The winter 2000 catalog had a print run of 200,000, a 100% increase over 1999. The Company feels that the quality of its catalog and mailing lists are higher than in previous years and that catalog sales will increase compared to 1999. There now appears to be sufficient inventory on hand to satisfy both a double-digit percentage increase in catalog sales and significantly higher wholesale sales.


The Company is getting more exposure in specialized magazines and it expects to continue getting favorable publicity due to the quality and innovation of its product line. The Company plans to continue to expand it's international sales which were 17% of wholesale sales and 4% of total sales in fiscal year 1999. The Jagged Edge Mountain Gear brand is experiencing excellent demand in Japan, which accounts for 99% of all international sales.


Year 2000

The Company has received representation from Apple Computer, Inc. that all computer hardware is compliant. All Company run software has been certified compliant by the software. Since entering the year 2000, the Company has not experienced any disruptions to its business, nor is it aware of any significant year 2000 issues impacting its suppliers and customers. The Company will continue to monitor its critical systems over the next several months but does not anticipate any exposures from its internal systems or from the activities of its suppliers and customers.


ITEM 3: DESCRIPTION OF PROPERTY

Property leased by Jagged Edge Mountain Gear:

LOCATION                                                               RENT             LEASE EXP.
--------                                                               ----             ----------
JEMG HQ: 52 Pilot Knob Lane, Telluride CO 81435                        $3,600/mo        Nov. 1, 2004
Telluride, CO: 129 W. Colo. Avenue, Telluride, CO 81435                $3,000/mo.       May 15, 2005
Ouray, CO: 612 Main Street, Ouray CO 81427                             $950/mo.         Feb. 28, 2001
Crested Butte, CO: 201 Elk Avenue, Crested Butte CO 81224              $4,193/mo.       June 2, 2015
Breckenridge, CO: 326 Main Street, Breckenridge, CO 80424              $3,705/mo.       Sep. 1, 2000
Mountain Village, CO: 565 Mt. Village Blvd, Mt. Village, CO 81435      $553/mo.         Mar. 1, 2017
Salt Lake City, UT: 163 N. State Street, SLC, UT 84103                 $450/mo.         Oct. 31, 1999
Moab, UT: 2020 Navajo Heights, Moab, UT     48532                      $600/mo.         Oct. 31,2001


Sublease of Location

Ouray, CO: 612 Main Street, Ouray CO 81427
As of March 1, 2000, this location was sublet for the remaining term of the lease.


Change of Location:

In October, 1999 the Salt Lake City, UT office was closed and replaced with the Moab, Utah office. The lease on the Salt Lake office was voided.


Option to Purchase

Jagged Edge HQ: 52 Pilot Knob Lane, Telluride CO 81435
The Company's lease contains an option to purchase.

Expansion

Telluride, CO: 129 W. Colo. Avenue, Telluride, CO 81435
The Company  increased  the retail  selling  area by 400 square feet in February
1999.

Competitive Conditions

Jagged  Edge  Mountain  Gear  may  experience   competitive  conditions  at  the
expiration of one of its leases. It is possible that renewal may become onerous, however that has not been the experience historically.

Insurance

A comprehensive business insurance policy provides coverage for all Jagged Edge Mountain Gear properties up to four million dollars each occurrence.

Jagged Edge Mountain Gear Locations: Address, Square Footage, and Annual Rent:

Jagged Edge Mountain Gear HQ: 52 Pilot Knob Lane, Telluride CO 81435 Area Square Feet: 5,000
Annual Rent: $43,200

Telluride, CO: 129 W. Colo. Avenue, Telluride, CO 81435
Area Square Feet: 1,838
Annual Rent: $36,000

Ouray, CO: 612 Main Street, Ouray CO 81427
Area Square Feet: 1,000
Annual Rent: $11,400

Crested Butte, CO: 201 Elk Avenue, Crested Butte CO 81224
Area Square Feet: 1,400
Annual Rent: $50,316

Breckenridge, CO: 326 Main Street, Breckenridge, CO 80424
Area Square Feet: 1,100
Annual Rent: $44,460

Mountain Village, CO: 565 Mt. Village Blvd, Mountain Village, CO 81435 Area Square Feet: 689
Annual Rent: $6,636


Moab, UT: 2020 Navajo Heights, Moab, UT     48532
Area Square Feet: 1,100
Annual Rent: $7,200


Gross Annual Rental:

The gross annual rental represented by Jagged Edge Mountain Gear leases totals $199,312.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


NAME AND ADDRESS                       COMMON STOCK

OF BENEFICIAL OWNER                    NUMBER OF SHARES       PERCENT OF CLASS
-------------------                    ----------------       ----------------
Margaret Quenemoen                     4,196,000                     31.6%
President / CEO / Director
PO Box 2514
Telluride, CO 81435

Paula Quenemoen                        2,824,000                     21.2%
Vice President / Director
PO Box 2514
Telluride, CO 81435


ITEM 5: DIRECTORS AND EXECUTIVE OFFICER, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

MARGARET QUENEMOEN, CEO, President, Director, & founder of Jagged Edge Mountain Gear. In 1998, Ms. Quenemoen was a finalist for the Ernst and Young Entrepreneur of the Year Award. Margaret's organizational skills are demonstrated by her competent overseeing all departments and aspects of Jagged Edge Mountain Gear including, design, image and strategy. She steers and directs Jagged Edge Mountain Gear, devising Company plans and goals. Ms. Quenemoen works closely with bankers, lawyers and other advisors. Previous employment includes an outerwear production management position at Odyssey of America in 1992, overseeing 100 plus employees. Margaret graduated from the University of Colorado at Boulder with a BA in Economics. Ms. Quenemoen has served as a director of the Company since its inception. Ms. Quenemoen holds no directorships in any other companies.

PAULA QUENEMOEN, Executive Vice President, Director. Ms. Quenemoen began with Jagged Edge Mountain Gear in 1993. Her role encompasses all areas of management, with special emphasis placed on catalog production and design, web site development, wholesale development, trade shows and business strategy. Ms. Quenemoen oversees the image and marketing of the Company. Ms. Quenemoen's business experience includes working as an international offshore buyer in China for Occidental Petroleum. Her fluent Chinese and contacts in China have been utilized in establishing relationships with manufacturers in China and Hong Kong. She graduated from the University of Utah with BA majors in Asian Studies and Political Science, a Minor in Chinese and a Certificate of International Relations. Ms. Quenemoen has served as a director of the Company since its inception. Ms. Quenemoen holds no other directorships in any companies.

Significant Employees

Members of management who make significant contributions to Jagged Edge Mountain Gear include:

a. KELVIN VERITY, Controller

Mr. Verity came to Jagged Edge Mountain Gear in April 1999 with a strong business and accounting background. Formerly a Commercial Banker with Norwest Bank in Telluride from 1997 to 1999. From 1993 to 1997 Mr. Verity was a Residential Mortgage Banker with Inter-Mountain. His position includes implementing strategic plans, financial analysis, budgeting, forecasting and all other aspects of the Company's finances. In addition, Mr. Verity will be working with production and planning to best manage cash flow. Mr. Verity is also creating systems within Jagged Edge Mountain Gear to accommodate future growth.

b. ERIC GILMORE: Lead Designer, Production Manager

Mr. Gilmore has been Jagged Edge Mountain Gear's lead outerwear and clothing designer since 1997. He specs designs, sources materials, oversees production, and is an expert in high tech fabrics. He also acts as liaison between the Asian and domestic clothing factories and the Company. Mr. Gilmore joined the Company from Eastern Mountain Sports, where he was Product Developer/Designer from 1993 to 1997.


c. JORDAN CAMPBELL, Marketing and PR Manager


Mr. Campbell joined Jagged Edge Mountain Gear in June of 1999. He possesses extensive knowledge and experience in promoting outdoor garments to retailers and the public. Mr. Campbell's skills will accelerate Jagged Edge Mountain Gear growth. Mr. Campbell was Promotions Manager with The North Face, Inc from 1998 to 1999. From 1997 to 1998 Mr. Campbell was the Marketing Director for Boulder Mountain Sports. From 1992 to 1997 he was Outreach Director with REI. Mr. Campbell graduated from the University of Colorado in 1990 with a degree in marketing and communication.


d. DOUGLAS ROSS, National Sales Manager


Mr. Ross was hired in July of 1999 to increase wholesale sales for Jagged Edge Mountain Gear through growing existing accounts, establishing new accounts and managing a national sales team of independent sales representatives. Mr. Ross will be implementing a long-term strategic sales plan for the Company. He was previously a Regional Sales Manager with Helly Hansen from 1998 to 1999 and Division Sales Manager for Vail Resorts from 1995 to 1998. Mr. Ross graduated from the University of Denver in 1989 with an MBA in marketing and strategic planning.

Family Relationships

Margaret Quenemoen, CEO / President, and Paula Quenemoen, Executive Vice President, are twin sisters and form the whole Board of Directors.

No Director, Executive Officer, Promoter or Control Person of Jagged Edge Mountain Gear has filed bankruptcy, has any convictions in any criminal proceedings, is involved in any criminal proceedings, is the subject of any order, judgment, order or decree involving any type of business, securities or banking activities or violated any federal or state securities commodities law.

ITEM 6: EXECUTIVE COMPENSATION

Margaret Quenemoen, President / CEO is paid $15,000 annually for all services performed on behalf the Company. The Company also pays approximately $425 per month for the Company car used by Ms. Quenemoen and approximately $1,000 per month for Ms. Quenemoen's living and miscellaneous personal expenses. Ms. Quenemoen is committed to the viability and growth of Jagged Edge Mountain Gear. Her financial needs are minimal and she chooses to the have the funds stay in the Company at this time. No cash, stock or other compensation plan exists for Ms. Quenemoen.

Paula Quenemoen, Executive Vice-President is paid $24,960 annually for all services performed on behalf the Company. The Company also pays approximately $400 per month for the Company car used by Ms. Quenemoen and approximately $600 per month for Ms. Quenemoen's living and miscellaneous personal expenses. Ms. Quenemoen is committed to the viability and growth of Jagged Edge Mountain Gear. Her financial needs are minimal and she chooses to have the funds stay in the Company at this time. No cash, stock or other compensation plan exists for Ms. Quenemoen.

                                    ANNUAL COMPENSATION                   LONG TERM COMPENSATION
                                                                       RESTRICTED       ALL OTHER
POSITION                   YEAR     SALARY  BONUS    OTHER             STOCK AWARD      COMPENSATION
--------                   ----     ------  -----    -----             -----------      ------------
Margaret Quenemoen         1999     $15,000   $0     $14,100           0                $0
President / CEO            1998     $7,346    $0     $10,115           0                $0
                           1997     $15,703   $0     $6,740            4,236,000        $0

Paula Quenemoen            1999     $24,960   $0     $7,080            0                $0
Executive VP               1998     $24,960   $0     $6,615            0                $0
                           1997     $14,825   $0     $4,480            2,824,000        $0

ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Eileen W. Cotro-Manes, mother of the Quenemoen sisters is a shareholder with ownership listed below:

Eileen W. Cotro-Manes
1899 Wellington Circle
Salt Lake City, Utah 84117

Common stock (Restricted), 300,000 shares

d) Transactions with Promoters:

An Investor Relations Service firm was engaged by Jagged Edge Mountain Gear in 1998: Corporate Relations Group, Inc. (CRG, Inc. d.b.a. Stratcom Media, Inc.) 1947 Lee Road, Winter Park, FL 32789. In May, 1998 CRG was given 750,000 shares of common stock in exchange for $35,000, a service contract for investor relations, public relations, printing and advertising for promotion of Jagged Edge Mountain Gear's stock.


ITEM 8: DESCRIPTION OF SECURITIES

The Company does not have any voting, dividend or preemptive rights provisions.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information


The Company's common stock was quoted on the OTC BB under the symbol JEMG until January 14, 2000, when it was moved to the "pink sheets" for failure to timely comply with the filing of this form 10-SB with the SEC. The Company anticipates being re-listed on the OTC BB when this registration statement is finalized.


Quarter                             High             Low
8/1/98-10/31/98*                    1.00             0.08
11/1/98-1/31/99                     0.49             0.09
2/1/99-4/30/99                      0.91             0.3125
5/1/99-7/31/99                      0.75             0.4063
8/1/99-10/31/99                     0.57             0.30
11/1/99-1/31/00                     0.60             0.20

* The OTC began quoting the Company's common stock in July of 1998.

These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

As of July 31, 1999 the Company had approximately 134 holders of record for its common stock.

Dividends

At this time the Company intends to retain all earnings if and when derived, for the use in its business and does not anticipate paying dividends in the near future.

Common Stock:

Each share of common stock is entitled to one vote for each share held of record. All shares of common stock will participate equally in dividends when and if declared by the Board of Directors. The shares of common stock have no preference, conversion, exchange, preemptive or cumulative rights.

Availability of Rule 144:

Outstanding shares pursuant to Rule 144 under the Securities Act, of Jagged Edge restricted stock eventually coming onto the market that are and not publicly trading but have fulfilled the one year hold time requirement as of July 31, 1999 are 858,792 shares. Additionally, 7,320,000 shares held by the Company's principals have passed the two year hold time requirement. Registration has not occurred for the 8,178,792 shares surpassing the time requirements as of May 10, 2000. It is anticipated that registration of 858,792 shares will occur by July 2000. Additionally, 1,984,692 common restricted shares will become available for registration and trading. The various dates and share amounts follow:


ISSUED DATE                TYPE OF STOCK           SHARES       DATE ONE YEAR
                                                                RESTRICTION
                                                                ENDS
3/1/99                     COMMON                  3,000          3/1/00
3/1/99                     COMMON                  7,000          3/1/00
4/15/99                    COMMON                  1,500         4/15/00
4/15/99                    COMMON                  4,500         4/15/00
4/15/99                    COMMON                  3,000         4/15/00
4/15/99                    COMMON                  2,500         4/15/00
4/15/99                    COMMON                  8,000         4/15/00
4/15/99                    COMMON                  4,500         4/15/00
4/15/99                    COMMON                  2,000         4/15/00
4/15/99                    COMMON                  4,500         4/15/00
4/15/99                    COMMON                    500         4/15/00
4/15/99                    COMMON                  2,500         4/15/00
4/15/99                    COMMON                  5,500         4/15/00
4/15/99                    COMMON                  6,000         4/15/00
4/15/99                    COMMON                  4,500         4/15/00
4/15/99                    COMMON                  2,750         4/15/00
4/15/99                    COMMON                  2,950         4/15/00
4/15/99                    COMMON                  5,500         4/15/00
4/15/99                    COMMON                  4,000         4/15/00
4/15/99                    COMMON                  1,500         4/15/00
8/6/99                     COMMON                  2,583          8/6/00
8/6/99                     COMMON                  1,500          8/6/00
8/6/99                     COMMON                    750          8/6/00
8/6/99                     COMMON                  1,000          8/6/00
8/6/99                     COMMON                    750          8/6/00
8/6/99                     COMMON                 23,000          8/6/00
8/6/99                     COMMON                  4,250          8/6/00
4/1/99                     COMMON                 62,000          4/1/00
8/6/99                     COMMON                 14,000          8/6/00
8/6/99                     COMMON                 37,200          8/6/00
3/1/99                     COMMON                200,000          3/1/00
3/1/99                     COMMON                166,667          3/1/00
3/1/99                     COMMON                200,000          3/1/00
3/4/99                     COMMON                 10,000          3/4/00
3/23/99                    COMMON                 33,333         3/23/00
3/23/99                    COMMON                 33,333         3/23/00
4/1/99                     COMMON                  6,250          4/1/00
4/1/99                     COMMON                  6,250          4/1/00
4/1/99                     COMMON                 10,000          4/1/00
4/15/99                    COMMON                 10,000         4/15/00
4/15/99                    COMMON                  6,000         4/15/00
4/15/99                    COMMON                  4,400         4/15/00
4/15/99                    COMMON                  2,725         4/15/00
6/4/99                     COMMON                 66,667          6/4/00
9/2/99                     COMMON                 50,000          9/2/00
9/2/99                     COMMON                 37,500          9/2/00
9/15/99                    COMMON                 50,000         9/15/00
9/15/99                    COMMON                  5,000         9/15/00
9/15/99                    COMMON                666,667         9/15/00
9/21/99                    COMMON                 20,000         9/21/00
9/28/99                    COMMON                 10,000         9/28/00
9/28/99                    COMMON                166,667         9/28/00

Total  Restricted Shares in time               1,984,692
restriction period  at  July 31, 1999:

Options and Warrants:
There are no options or warrants outstanding.

Preferred Stock:
As of this date, no preferred shares have been issued.

Common Stock Material Rights

All Common Stock will participate equally in net assets on liquidation.

ITEM 2: LEGAL PROCEEDINGS

As of November 1999 the following matter has been settled:

The following legal proceeding was pending as of July 31, 1999, in Telluride, Colorado. Jagged Edge Mountain Gear, Inc. a Colorado Corporation; Margaret
Quenemoen and Paula Quenemoen, plaintiffs v. Robert Miller, as personally representative of the Estate of M. Jack Duksin, defendant, civil action No.99 CV 65 (Division 1), filed July 1999. Jagged Edge Mountain Gear, Margaret and Paula Quenemoen sought a $100,000 cash recovery of legal fees and damages, 640,000 shares of Jagged Edge Mountain Gear restricted stock and the nullification of the August 11, 1997 agreement between the three parties. In November of 1999, this matter was completely settled for the items listed above.

ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There are no disagreements between the Company and its auditors.

ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

The Company issued the following shares of common stock during the past three years. None of the Company's securities have been registered under the Securities Act of 1933 ("The Securities Act").

Shares of common stock (founder's Stock) were issued to the following pursuant to Section 4(2) of the Securities Act people in connection with the Company's incorporation in September of 1997 in consideration for service rendered:

   Title      Number of Shares  Name
   Common         300,000       Eileen Cotro-Manes
   Common        4,196,000      Margaret Quenemoen
   Common        2,824,000      Paula Quenemoen
   Common         100,000       David H. Potter
   Common         640,000       M. Jack Duksin ^
^ Please refer to Footnote 8 of the Fiscal Year 1999 Financial Statement.

In addition to the above shares, the following people exercised their option to convert notes payable in the amount of $80,000 into 441,330 shares of common stock.

Timothy Moore & Susan Moore                       Ed Weaver
Don Roper                                         Charles Wrye
Hugh Sawyer                                       Kathleen Stanuch
Arnold Sumner

In November of 1997, the Company conducted a Limited Offering pursuant to Rule 504 under Regulation D (the "504 Offering"). No underwriters were used in the 504 Offering. A total of 185,400 shares of the Company's common stock were sold for an aggregate amount of $92,700. The following investors purchased stock in this offering:

Anne H. Alderman               James Stevens                       Greg Child
H. Edward Ayliffe              Richard J. Walsh                    Sigler & Co.
Charles Brainerd               Ken Bailey & Miranda Smith          Ray Carpenter
Jennifer Clothier              Carrie Sumner                       Paul Oshiak
Cornelia C. Cummings           Colburn H. Billings
Jeff Long & Barbara Rende      Rowland Rincon & Ann McNamee
Timothy Moore & Susan Moore    Roberta Cordell
Richard D. Chambers            James Gregory & Nancy R Overton
David Breashers                Broughton Coburn
Devin & Charmaine Gallagher    Linda D. Gerow
Wayne Yee & Jamie Yates-Yee    Ernest E. & Gloria H.Sheltry

Since the 504 Offering, the Company has issued 1,761,459 shares of restricted stock for an aggregate amount of $522,500 in private placement to the following accredited investors pursuant to Sections 4(2) and 4(6) of The Securities Act:

Anne H. Alderman          James Stevens            Linda D. Gerow
H. Edward Ayliffe         Richard J. Walsh         Ernest E. & Gloria H.Sheltry
Charles Brainerd          Joseph Giordono          James Gregory & Nancy R Overton
Jennifer Clothier         Ray Carpenter            Timothy Moore & Susan Moore
Cornelia C. Cummings      Greg Child               Devin & Charmaine Gallagher
Sigler & Co.              Carrie Sumner            Wayne Yee & Jamie Yates-Yee
Jack B. Anon              Roberta Cordell          Rowland Rincon & Ann McNamee
Paul Oshiak               Richard D. Chambers      Colburn H. Billings
David Breashers           Broughton Coburn         Richard J. Walsh
J. Patrick Maher          Susan K. Dalton          Jeff Long & Barbara Rende
Vaughn E. Miller          Mark Gillie              Charles & Kathleen Brainerd
Robert W. Oliva           W. H. Groce, Jr.         Advest Inc. Cust., FBO John V. Schultz JR
Sidney Lipman             Robert W. Oliva          James Gregory & Nancy R. Overton
John V. Shultz, Jr.       John Wright              Raymond D. & Kathleen Carpenter
Broughton Coburn          Margeret Wright          Ken Bailey & Miranda Smith
Eugene Rontal             James Stevens            Holgren Partners
Revocable Ttrust          Michael Rontal           Timothy Moore & Susan Moore
                          Revocable Trust

The Company has also issued, in aggregate, 144,283 shares of restricted common stock to the following employees under the Company's Stock Plan pursuant to Rule 701 under The Securities Act:

Joshua Lear               Jackie Gilmore           Catherine Bouton
Timothy O'Neil            Steve Nelson             Lisa Chase
Brain Tobia               Michelle Ray             Leesalyn Koehler
Michael Gibbs             Timothy O'Neil           Keith McCallum
Brad Barlage              David Potter             Karen Mortimar
Andrew Russell            Eric Gilmore             Gregg Pavone
Ben Jordan                Mark Rosenberg           Allison Baumhefner
Kelvin Verity             Joshua Bodine            Lorraine Tennal

ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's bylaws provide for indemnification of officers, directors, employees and agents to the fullest extent permitted by Colorado law. The Company carries no Directors and Officers (D&O) insurance policy.

Recent Developments:

On January 14, 2000, Jagged Edge Mountain Gear, Inc. was delisted from the OTC BB and is currently being traded on the "Pink Sheets".

On November 12, 1999 the retail store located in Ouray, Colorado was permanently closed. As of March 1, 2000 this store location has been sublet for the remaining term of the lease.

On April 30, 2000, 1999 the retail store located in Mountain Village, Colorado was closed. A tenant is being sought to take the location for 2 years while the Mountain Village "matures". It is the intention of The Company to reopen this location at the end of this time.

On April 15, 2000, Jagged Edge Mountain Gear management entered into a formal agreement with Renee Merlo, owner of the trademark "Jagged Edge" for all rights and complete ownership of the name and trademark. At the time of this amendment to the 10SB, legal documents are in the draft process.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

Consolidated Balance Sheet - October 31, 1999                                F-1

Consolidated Statement of Operations - Three Months Ended October 31, 1999   F-2

Consolidated Statement of Cash Flows - Three Months Ended October 31, 1999   F-3

Stockholders Equity - Three Months Ended October 31, 1999                    F-4

Notes to Consolidated Financial Statements                               F-5-F-7

Managements Discussion - Three Months Ended October 31, 1999                 F-8



Independent Auditor's Report                                                 F-9

Balance Sheet - July 31, 1999                                               F-10

Statement of Operations - Twelve Months Ended July 31, 1999                 F-11

Statement of Change in Stockholders Equity - For Year Ended July 31, 1999   F-12

Statement of Cash Flows - Twelve Months Ended July 31, 1999                 F-13

Notes to Financial Statements                                          F-14-F-20



Balance Sheet - July 31, 1998 (unaudited)                                   F-21

Statement of Operations - Twelve Months Ended July 31, 1998 (unaudited)     F-22

Stockholders Equity- - Twelve Months Ended July 31, 1998 (unaudited)        F-23

Statement of Cash Flows - Twelve Months Ended July 31, 1998 (unaudited)     F-24

Notes to Financial Statements (unaudited)                                   F-25



                                    PART III

                                 EXHIBITS INDEX

Exhibit No.       Description

3.1 *             Articles of Incorporation, Jagged Edge Mountain Gear, Inc.
3.2 *             By-Laws, Jagged Edge Mountain Gear, Inc.
10.1 *            Jagged Edge Mountain Gear, Inc. Stock Plan
27.1              Financial Data Schedule

* Incorporated by reference in the Company's Form 10SB filed with the Securities and Exchange Commission on December 14, 1999.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Jagged Edge Mountain Gear, Inc.

Dated:   May 26, 2000                      By:  /s/ Margaret A. Quenemoen
                                           Margaret A. Quenemoen, President

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                       AS OF OCTOBER 31, 1999 (UNAUDITED)


Consolidated Balance Sheet - October 31, 1999                                F-1

Consolidated Statement of Operations - Three Months Ended October 31, 1999   F-2

Consolidated Statement of Cash Flows - Three Months Ended October 31, 1999   F-3

Stockholders Equity - Three Months Ended October 31, 1999                    F-4

Notes to Consolidated Financial Statements                               F-5-F-7

Managements Discussion - Three Months Ended October 31, 1999                 F-8



                                                   JAGGED EDGE MOUNTAIN GEAR, INC.

                                               CONSOLIDATED BALANCE SHEET (unaudited)

ASSETS                                                                                    October 31, 1999        July 31, 1999
                                                                                          ----------------        ---------------
Current Assets
Cash                                                                                            $83,821.00           $42,606.00
Accounts receivable (less allowance for doubtful
accounts of $3,338 for Oct. 31, 1999)                                                            290,745.00           61,992.00
Accounts receivable-settlement                                                                            -          100,000.00
Inventories                                                                                     834,513.00           866,558.00
Prepaid expense                                                                                   3,772.00               525.00
                                                                                          ------------------------------------------
Total Current Assets                                                                          1,212,852.00         1,071,681.00

Equipment and Leasehold Improvements (net of
accumulated depreciation & ammortization)                                                       122,045.00           125,618.00

Other Assets
Deposits Paid                                                                                    44,861.00            32,361.00

Total Assets                                                                                  1,379,758.00         1,229,660.00
                                                                                          ==========================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities                                                        274,087.00           351,897.00
Credit cards                                                                                     67,805.00            64,980.00
Customer deposits                                                                                18,137.00                    -
Short-term debt                                                                                  12,680.00           106,100.00
Current Portion of Long Term Debt                                                                47,760.00            33,786.00
                                                                                          ------------------------------------------
Total Current Liabilities                                                                       420,468.00           556,763.00

Long Term Debt, net of current portion                                                          190,062.00           162,198.00

Total Liabilities                                                                               610,530.00           718,961.00

Stockholders' Equity
Common stock $.001 par value; 50,000,000 shares authorized,
14,362,172 shares issued and outstanding as
of October 31, 1999                                                                              14,362.00            13,307.00
Common Stock Subscribed                                                                              14.00                13.00
Additional Paid -in Capital                                                                   1,602,170.00         1,250,426.00
Retained Deficit                                                                               (847,318.00)         (753,047.00)
Total Shareholders' Equity                                                                      769,228.00           510,699.00
                                                                                         -------------------------------------------
Total Liability & Equity                                                                    $ 1,379,758.00       $ 1,229,660.00
                                                                                         ===========================================
                                  The accompanying notes are an integral part of these statements.

                                                                 F-1

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)

For the Three Months Ended:
                                         October 31, 1999      October 31, 1998
                                        ----------------------------------------
Sales                                         $807,301           $614,779
Cost of Goods Sold                             506,992.00         352,122.00

Gross Profit                                   300,309.00         262,657.00

Operating Expenses
Selling, General and administrative            382,640.00         298,313.00

Loss From Operations                           (83,331.00)        (35,656.00)

Other Income (Expense)
Interest expense                               (13,752.00)          5,417.00
Other expense                                           -           2,911.00
Other income                                     1,814.00                  -

Net Loss Before Income Tax                     (94,269.00)        (43,984.00)

Provision for Income Tax                                -                  -

Net Loss                                       (94,269.00)        (43,984.00)
                                     ===========================================

Average shares outstanding                  13,834,405.00      12,379,638.00

Net Loss per share                                  (0.01)                (-)
                                     ===========================================

        The accompanying notes are an integral part of these statements.

                                             JAGGED EDGE MOUNTAIN GEAR, INC.

                                   CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

                                                For the Three Months Ended:

                                                             October 31, 1999      October 31, 1998
Cash Flows from Operating Activities                   --------------------------------------------

Net loss                                                          (94,269.00)           (43,984.00)
Depreciation and amortization                                       7,730.00                     -
Common stock issued as compensation                                 1,270.00                     -
Common stock issued as interest on notes payable                   12,446.00                     -
Common stock issued to retire accrued interest                      5,447.00                     -
Expenses paid with stock                                            1,174.00                     -


Changes in assets and liabilities
Increase in accounts receivable                                  (128,753.00)           (90,102.00)
Decrease/Increase in inventories                                   32,045.00            (84,858.00)
Increase in checks in excess of balance                                    -              3,500.00
Other  current assets                                             (15,747.00)              (100.00)
Decrease/Increase in:
Accounts payable and accrued liabilities                          (77,810.00)            32,241.00
Customer deposits                                                  18,137.00                     -
Credit cards                                                        2,825.00             40,869.00
                                                        -------------------------------------------

Net Cash Used by Operating Activities                            (235,505.00)          (149,434.00)


Cash Flows from Investing Activities:
Additions to Property, Plant and Equipment                         (4,157.00)           (38,095.00)
                                                         -------------------------------------------

Net Cash Used by Investing Activities                              (4,157.00)           (38,095.00)


Cash Flows from Financing Activities:
Principle payments on short term debt                             (31,805.00)
Proceeds from short term borrowings                                13,385.00            146,421.00
Principle payments on long term debt                              (13,162.00)              (744.00)
Proceeds from long term borrowings                                         -                     -
Proceeds from issuance of stock                                   313,300.00                     -
Repurchase of common stock                                           (840.00)
                                                         -------------------------------------------

Net Cash Provided by Financing Activities                         280,877.00            145,677.00

Net Increase/Decrease in Cash and Cash Equivalents                 41,215.00             41,852.00

Cash and Cash Equivalents - beginning of period                    42,606.00             47,703.00
                                                         -------------------------------------------

Cash and Cash Equivalents - end of period                 $        83,821.00            $ 5,851.00

Supplemental Cash Flow Information:

                             The accompanying notes are an integral part of these statements.

                                                            F-3

                                                   JAGGED EDGE MOUNTAIN GEAR, INC.

                                      STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (unaudited)
                                             For the Three Months Ended October 31, 1999
                                        Common Stock        Common Stock Subscribed
                                    Shares       Amount       Shares     Amount     Additional       Retained       Total
                                                                                  Paid in Capital    Deficit
----------------------------------------------------------------------------------------------------------------------------------
Balance - July 31, 1999             13,306,638     $13,307       13,395       $13      $1,250,426     ($753,047)     $510,699

Sale of Common Stock                 1,005,834       1,006            0         0         312,294              0     $313,300

Stock issued as compensation             3,330           3            0         0           1,267              0       $1,270

Stock issued as interest on             23,053          23        4,600         5          12,419              0      $12,446
Notes Payable

Stock issued to retire debt &           51,147          51            0         0          25,399              0      $25,450
Accrued interest

Stock issued for payment of              2,750           3            0         0           1,171              0       $1,174
expense

Repurchase of common stock              (1,500)         (2)           0         0            (839)             0       ($840)

Return of stock in excess of           (33,330)        (33)           0         0              33              0           $0
purchase

Subscribed Stock reclassified            4,250           4       (4,250)       (4)              0              0           $0
  as Common

Net Income                                   0           0            0         0               0        (94,269)    ($94,269)
----------------------------------------------------------------------------------------------------------------------------------
Balance - October 31, 1999          14,362,172     $14,362       13,745       $14      $1,602,170      ($847,318)    $769,228


                                  The accompanying notes are an integral part of these statements.

                                                                 F-4

                         JAGGED EDGE MOUNTAIN GEAR, INC.
                    NOTES TO FINANCIAL STATEMENTS (unaudited)
                   For the Three Months Ended October 31, 1999

NOTE 1 - MANAGEMENT'S REPRESENTATION:
The management of Jagged Edge Mountain Gear, Inc. (JEMG) without audit has prepared the attached financial statements. Certain information and note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been omitted. In opinion of the management of the JEMG, all adjustments considered necessary for fair presentation of financial statements have been included and were of a normal recurring nature, and the attached financial statements present fairly the financial position for the three-month period ended on October 31, 1999. The results of operations for the three month period ended on October 31, 1999 is not necessarily indicative of the results to be expected for the full year.

It is suggested that these financial statements be read in conjunction with the JEMG audited financial statements for the year ended July 31, 1999 and the JEMG unaudited financial statements for the year ended July 31, 1998, both are included in this form 10SB.

NOTE 2 - DEBT:
On September 26, 1999 the Company converted its line of credit agreement of $100,000 with First National Bank of the Telluride to a term loan of $75,000 with First National Bank of the Telluride. The line of credit had an interest rate of 2.25% over prime rate, with interest only payments due monthly. The line of credit was paid down to $75,000 and converted to a fixed term loan at an interest rate of 2.25% over prime rate, with principal and interest payment due monthly.

On August 6, 1999 the Company retired the unsecured note to stockholder scheduled to mature on March 31, 2002, accrued interest on this note, and current period interest due by issuing 14,000 shares of restricted common stock. The aggregate value of these shares was $6,417.

On August 6, 1999 the Company retired the unsecured note to stockholder scheduled to mature on April 1, 2003, accrued interest on this note, and current period interest due by issuing 37,200 shares of restricted common stock. The aggregate value of these shares was $19,059.73.

NOTE 3 - STOCK ISSUED AS COMPENSATION:
The Company issued 3,333 shares of restricted common stock with an aggregate market value of $1,283 to employees as compensation. The Company issued 27,653 shares of restricted common stock with an aggregate market value of $12,446 as compensation for accrued interest. The Company issued 2,750 shares of restricted common stock with an aggregate market value of $1,059 as compensation for miscellaneous expenses. See Note 2 for discussion of how fair market value of stock is calculated.

                         JAGGED EDGE MOUNTAIN GEAR, INC.
                    NOTES TO FINANCIAL STATEMENTS (unaudited)
                   For the Three Months Ended October 31, 1999

NOTE 4 - RESTRICTED STOCK SALES:
The gross and net proceeds received from the sale of 1,005,834 shares of restricted stock for the financial period ended October 31, 1999 follow. No stock sales were to any related parties.

Gross Proceeds: $313,300  Net Proceeds: $313,060

Date                Type of Stock                 Shares        Purchase Amount     Expense         Net Proceeds

9/2/99              Restricted Common             50,000          $20,000.00          $30.00        $19,970.00
9/2/99              Restricted Common             37,500          $15,000.00          $30.00        $14,970.00
9/15/99             Restricted Common             50,000          $15,000.00          $30.00        $14,970.00
9/15/99             Restricted Common              5,000           $2,000.00          $30.00         $1,970.00
9/15/99             Restricted Common            666,667         $200,000.00          $30.00       $199,970.00
9/21/99             Restricted Common             20,000           $8,000.00          $30.00         $7,970.00
9/28/99             Restricted Common             10,000           $3,300.00          $30.00         $3,270.00
9/28/99             Restricted Common            166,667          $50,000.00          $30.00        $49,970.00
                                           --------------------------------------------------------------------
                    Total Shares               1,005,834         $313,300.00         $240.00       $313,060.00


NOTE 5 - ALLOWANCE FOR DOUBTFUL ACCOUNTS:
The Company established an allowance for doubtful accounts on August 1, 1999.

                                         Balance Beginning of       Additions Charged to       Balance End of Period
                                                 Period             Operating Expenses
For the three month period ended
October 31, 1999
Allowance deducted from assets
Accounts and note receivable                          $0.00             $3,798.00             $3,338.00

Total allowances deducted from                        $0.00             $3,798.00             $3,338.00
assets

NOTE 6 - FAIR MARKET VALUE OF COMMON STOCK:

Common stock issued for consideration other than cash is valued at the fair market value of the consideration. If the fair market value of the consideration received is not readily obtainable or accurately measured then the stock is valued at the average of the high and low trading price on the day the stock is

                         JAGGED EDGE MOUNTAIN GEAR, INC.
                    NOTES TO FINANCIAL STATEMENTS (unaudited)
                   For the Three Months Ended October 31, 1999

issued. In the case of restricted common stock, the fair market value is calculated as the average of the high and low trading price on the day the stock is issued less a 30% discount for the restriction.

NOTE 7: During the 1st quarter a $100,000 short term loan was converted to a term loan of $75,000. The $25,000 difference was paid and is recorded in the Cash Flow Statement as a Principal Payment on Short Term Debt.

NOTE 8: 51,147 shares of common stock were issued during the quarter to retire $25,450 in debt and accrued interest. The accrued interest is recorded as a reduction in Accounts Payable and Accrued Liabilities with an offsetting entry under the caption Common Stock Accrued to Retire Accrued Interest.

NOTE 9: An accounting adjustment was made to Accrued Interest in the first quarter of FY 2000 to correct a prior period over-accrual. This non-cash transaction reduced reported interest expense in the quarter by $6,761.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended October 31, 1999

Sales for the first quarter increased 31.3% from $614,779 in 1998 to $807,300 in 1999, as a result of increased sales in all divisions. The Crested Butte and Breckenridge Jagged Edge retail stores moved into their second year of operation, achieving significantly higher sales. Additionally, wholesale and mail order sales increased as the Jagged Edge brand became better established in all its markets.

With increased mailings and a greater emphasis in e-commerce, new customers continue to be exposed to the Company's products. Other marketing efforts such as increased exposure in magazines through advertising and promotional gear reviews are also bearing fruit. Tourist traffic in Colorado ski towns continues to grow, despite unfavorable snow conditions over the past year, and the Company is optimistic about the growth in recognition in both its home market and overseas. Sales in all divisions continue to increase at encouraging rates year-to-year.

Gross margins declined from 43% in the first quarter of 1998 to 37% in 1999. This reduction is due to excessive discounting, which was addressed in subsequent periods. The company's largest wholesale order during the period came from a single customer, representing 25% of sales in the wholesale channel.

The company, although currently not profitable and still in the process of investing in its brand, is striving for break even in fiscal 2001. Jagged Edge will need a cash injection to finance production for the fall 2000 season. At this time, a plan of financing has not been completed but is in the process.

Future Strategy:
Growing sales with the Company's newly expanded sales team will lead to dramatic increases in the wholesale channel. Also, the Company plans to expand the mail order division by buying proven mailing lists and increasing the catalog mailings by 400% in FY 2000, given that in 1999 response rates to the catalogs shipped were a very satisfactory 2%. E-commerce opportunities through the Company's web site are also increasing and greater promotion of this sales channel is also planned. Additionally, sales increases are expected in the retail division by improving the sales per square foot in the existing retail stores and the projected opening of at least one more Jagged Edge store slated for FY 2001.

The line of outerwear and specialized clothing will also grow with the introduction of more sportswear for rugged and casual use. Jagged Edge will continue to introduce new cutting edge technical designs in its efforts to be recognized as a premium brand in its field.

                          INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report                                                 F-9

Balance Sheet - July 31, 1999                                               F-10

Statement of Operations - Twelve Months Ended July 30, 1999                 F-11

Statement of Change in Stockholders Equity - For Year Ended July 31, 1999   F-12

Statement of Cash Flows - Twelve Months Ended July 30, 1999                 F-13

Notes to Financial Statements                                          F-14-F-20

                        JAGGED EDGE MOUNTAIN GEAR, INC.

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Jagged Edge Mountain Gear, Inc. as of July 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jagged Edge Mountain Gear, Inc. as of July 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations and a liquidity shortage, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/DALBY, WENDLAND & CO., P.C.
Grand Junction, Colorado

October 16, 1999

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                                  BALANCE SHEET
                                  July 31, 1999

ASSETS
Current Assets
Cash                                                                $ 42,606
Accounts receivable                                                   61,992
       Accounts receivable - settlement                              100,000
Inventories                                                          866,558
Prepaid expenses                                                         525
                                                                 ---------------
Total Current Assets                                               1,071,681

Equipment and Leasehold Improvements, at cost, net                   125,618

Other Assets
Deposits                                                              32,361

Total Assets                                                     $ 1,229,660
                                                                 ===============
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities                         $   351,897
Credit cards                                                          64,980
Short-term debt                                                      106,100
Current portion of long-term debt                                     33,786
                                                                 ---------------
Total Current Liabilities                                            556,263

Long-Term Debt, net of current portion                               162,198
                                                                 ---------------
Total Liabilities                                                    718,961
                                                                 ---------------

Stockholders' Equity
Common stock $.001 par value; 50,000,000 shares authorized,           13,307
13,306,638 shares issued and outstanding
Common stock subscribed                                                   13
Additional paid-in capital                                         1,250,426
Retained deficit                                                    (753,047)
                                                                 ---------------
Total Stockholders' Equity                                           510,699
                                                                 ---------------

Total Liabilities and Stockholders' Equity                        $1,229,660


        The accompanying notes are an integral part of these statements.

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                             STATEMENT OF OPERATIONS
                        For the year ended July 31, 1999

Sales                                                              $2,206,384
Cost of Goods Sold                                                  1,406,694
                                                            ------------------
Gross Profit                                                          799,690
Operating Expenses
Selling                                                               143,372
General and administrative                                          1,138,921
                                                            ------------------
Other Income (Expense)
Interest expense                                                      (21,531)
Other income                                                              934
                                                            ------------------
Net Loss Before Income Tax                                           (503,200)
Provision for Income Tax                                                    -

Net Loss                                                          $  (503,200)
                                                            ==================
Loss Per Share                                                    $      (.04)
                                                            ==================

        The accompanying notes are an integral part of these statements.

                                                   JAGGED EDGE MOUNTAIN GEAR, INC.

                                            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                                  For the year ended July 31, 1999
                                               Common Stock      Additional               Total
                         Common Stock           Subscribed       Paid-In        Retained  Stockholders'
                    Shares       Amount     Shares     Amount    Capital        Deficit   Equity
-----------------------------------------------------------------------------------------------------------
Balance -
July 31, 1998      12,380,000   $12,380          -           -   $972,558     $(249,847)   $ 735,091

Net Loss                    -         -          -           -          -      (503,200)    (503,200)

Issuance of Stock

Issued to employees
as compensation        76,200    $   76          -           -   $   35,002           -      $35,078

Issued in exchange
for debt & related
interest expense       62,000        62          -           -       30,938           -       31,000

Issued for cash       788,438       789          -           -      208,418           -      209,207

Subscribed as
required by                 -         -     13,395          13        3,510           -        3,523
notes payable         926,638       927     13,395          13      277,868           -      278,808
terms
-----------------------------------------------------------------------------------------------------------
Balance -          13,306,638   $13,307     13,395         $13   $1,250,426   $(753,047)    $510,699
July 31, 1999

                        The accompanying notes are an integral part of these statements.
                                                      F-12

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                             STATEMENT OF CASH FLOWS
                        For the year ended July 31, 1999

Cash Flows from Operating Activities

Net loss                                                         $  (503,200.00)
Depreciation and amortization                                         28,015.00
Common stock issued as compensation                                   35,078.00
Common stock issued as interest on notes payable                       9,523.00
Changes in assets and liabilities
Decrease in accounts receivable                                       18,556.00
Increase in accounts receivable - settlement                        (100,000.00)
Increase in inventories                                             (155,729.00)
Increase in prepaid assets                                              (525.00)
Increase in other assets                                             (17,100.00)
Increase in accounts payable and accrued liabilities                 245,478.00
Increase in credit cards                                              52,006.00
                                                              ------------------

Net Cash Used by Operating Activities                               (387,898.00)
                                                              ------------------
Cash Flows from Investing Activities
Purchase of equipment                                                (80,222.00)
                                                              ------------------

Net Cash Used by Investing Activities
                                                                     (80,222.00)
                                                              ------------------
Cash Flows from Financing Activities
Proceeds from short-term debt                                        147,518.00
Principal payments on short-term debt                                (51,419.00)
Proceeds from long-term debt                                         224,159.00
Principal payments on long-term debt                                 (66,443.00)
Proceeds from issuance of stock                                      209,207.00
                                                              ------------------
Net Cash Provided by Financing Activities                            463,022.00
                                                              ------------------

Decrease in Cash and Cash Equivalents                                 (5,098.00)

Cash and Cash Equivalents - beginning of year                         47,704.00
                                                              ------------------

Cash and Cash Equivalents - end of year                            $  42,606.00
                                                              ==================

Cash paid during the year - interest                                $  3,594.00
                                                              ------------------

Non-cash transaction -
note payable exchanged for common stock                            $  25,000.00
                                                              ==================



        The accompanying notes are an integral part of these statements.

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  July 31, 1999

NOTE 1 -          ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Jagged Edge Mountain Gear, Inc. (the Company), incorporated July 27, 1997, under the laws of the State of Colorado, is engaged in the design and sale of outdoor garments. Sales are made through five Company operated retail stores located in resort communities of Colorado, catalogue, internet, and other retail vendors.

Following is a summary of significant accounting policies:

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or market. Management monitors quantities of inventory to determine over and under stock situations at the Company's retail stores and warehouse. When inventory is identified as obsolete, it is segregated and adjusted to lower of cost or salvage value.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Equipment is depreciated using the straight-line method over the estimated economic life. Leasehold improvements are amortized over the lesser of the lease term or the economic life of the improvements using the straight-line method.

Revenue Recognition

The Company recognizes retail sales revenue at the point of sale. For wholesale, mail order and internet sales, revenue is recognized upon shipment.

Customers returning merchandise within thirty days of the sale can receive cash or merchandise at their option. Returns within thirty to sixty days after the sale, the Company will accept exchanges for credit or merchandise. Factory damaged merchandise is repaired or replaced at the Company's discretion. The Company records these transactions when merchandise is returned, replaced or repaired. Historically, returns, replacements and repairs have been insignificant.

Income Taxes

The Company accounts for income taxes using an asset and liability approach for financial accounting and reporting for income taxes. Under this method, deferred tax assets and liabilities are recognized on temporary differences between the financial statements and tax bases of assets and liabilities using applicable enacted tax rates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less, as well as demand deposits, to be cash equivalents.

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  July 31, 1999

Business and Credit Concentrations

The Company's customers are not concentrated in any specific geographic region. No single customer accounted for a significant amount of the Company's sales and there were no significant accounts receivable from a single customer. Through the end of fiscal year 1999, the Company considered accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts was established. If amounts become uncollectible, they were charged to operations when that determination is made. Starting with fiscal year 2000 an allowance for doubtful accounts will be used.

Research and Development

All research and development costs are expensed when incurred.

Advertising Expenses

The Company expenses all advertising costs as incurred. Advertising charged to expense for the year ended July 31, 1999 was $19,758.

Earnings Per Share

In accordance with SFAS No. 128, earnings (loss) per share is computed based on the weighted average number of common shares outstanding during the reporting period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company has no items of other comprehensive income and the net loss for the year ended July 31, 1999 represents the Company's comprehensive loss.

Segment Information

The Company operates predominantly in one industry segment: the design, production, marketing and selling of technical outdoor clothing and accessories using high-performance fabrics. No customer accounts for more than 5% of total sales for the year ended July 31, 1999. International wholesale sales account for approximately 4% of revenues for the year ended July 31, 1999.

                        JAGGED EDGE MOUNTAIN GEAR, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  July 31, 1999

NOTE 2 - INVENTORIES

Raw materials                                                        $130,829
Finished goods                                                        735,729
                                                                     ---------

                                                                     $866,558


NOTE 3 - EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Leasehold improvements                                                $  86,982
Office fixtures and equipment                                            56,682
Auto                                                                     24,400
                                                                      ----------
Accumulated depreciation                                                (42,446)
                                                                      ----------
                                                                      $ 125,618

Depreciation expense for the year ended July 31, 1999 was $28,015.

The average estimated useful life of leasehold improvements was determined to be 5 years with a range of 3 to 7 years. The average estimated useful life of office fixtures and equipment was determined to be 3 years with a range of 2 to 5 years. The average estimated useful life of autos was determined to be 3 years with a range of 1 to 6 years. Because most all of the office fixtures and equipment and autos are purchased used, the average expected useful life is estimated to be shorter than if purchased new.

                        JAGGED EDGE MOUNTAIN GEAR, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  July 31, 1999

NOTE 4 - DEBT

Short term debt
Note payable to bank, interest at 10%, matures September 26, 1999.
Collateralized by accounts receivable, inventory, equipment, and personal
guarantee of President and Vice-President                                               $100,000

Note payable, interest 8.50%, matures November 25, 1999.  Collateralized by
inventory and equipment.                                                                   6,100
                                                                                        ----------
Total short term                                                                        $106,100
                                                                                        ==========

Long term debt
Notes payable:
Note payable, monthly payments of $221, interest at 11.75%, matures
November 15, 2000.  Collateralized by accounts receivable, inventory,
equipment, and personal guarantee of President and Vice-President.                 $      3,524

Note payable, interest at 9.38%, matures October 13, 1999.  Collateralized
by equipment.                                                                             3,500

Total notes payable                                                                       7,024
                                                                                        ----------

Stockholder debt:
Note to stockholder, interest at 8.00%, matures March 31, 2002.  Unsecured.               5,000
Note to stockholder, interest at 8.00%, matures March 31, 2002.  Unsecured.              10,000
Note to stockholder, interest at 8.00%, matures April 1, 2003.   Unsecured.              15,000
Note to stockholder, interest at 10.50%, matures March 31, 2003.                        125,271
Secured by a life insurance policy on the president of the Company (see note 5)

Total stockholder debt                                                                  155,271
                                                                                       ----------

Related party debt:
(1) Note payable to bank, assigned to the Company by officer, monthly
payments of $340, interest at 9.47%, matures February 22, 2002.  Collaterized by truck.   9,368

(1) Note payable to bank, assigned to the Company by officer, interest at
8.50%, matures November 24, 1999.  Collateralized by accounts with lender.               11,735
Note to related party.  Unsecured.                                                        2,586
Note to related party, interest at 8.00%.  Unsecured.                                    10,000
                                                                                      ----------
Total related party debt                                                                 33,689
                                                                                      ----------
Total long term debt                                                                    195,984
Less current portion                                                                    (33,786)
                                                                                      ----------
Long term portion                                                                      $162,198
                                                                                      ==========


(1) These notes were made individually for the benefit of the Company by its president. The Company has assumed the responsibility for these obligations.

                        JAGGED EDGE MOUNTAIN GEAR, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  July 31, 1999

Annual maturity requirements for notes payable and long-term debt for the years ending July 31 are as follows:

2000                                                                  $  33,786
2001                                                                      4,620
2002                                                                     17,306
2003                                                                    140,272
                                                                      ---------
                                                                      $ 195,984


Based on the borrowing rates currently available to the Corporation for bank loans with similar terms and average maturates, the fair value of long-term debt is approximately $135,000.

NOTE 5 -          COMMON STOCK

During the fiscal year ended July 31, 1999, the Company issued 76,200 shares of common stock with an aggregate market value of $35,078 to employees as compensation. Compensation expense was determined based on the fair market value of the shares at the time of issuance. Since the shares were restricted a discount was applied to the market value.

Certain note payable agreements included provisions whereby common stock would be issued in lieu of principal and/or interest payments. During the fiscal year July 31, 1999, 62,000 shares of common stock were issued in consideration for a note payable with principal of $25,000 and interest of $6,000.

Another note payable calls for the issuance of 1,500 shares of common stock to the payee for each thirty days the note is outstanding. As of July 31, 1999, the Company has recorded common stock subscribed (13,395 shares), additional paid-in-capital and interest expense based on the estimated fair value of the common stock and the number of days the note was outstanding during the year ended July 31, 1999.

NOTE 6 - OPERATING LEASES

The Company leases all of its retail stores, warehouse and office space. The total rental expense for the year ended July 31, 1999 was $197,406. The following summarizes the future minimum lease payments under all lease commitments:

2000                                                                  $198,867
2001                                                                  $200,122
2002                                                                  $158,467
2003                                                                  $163,521

The Company has the option to purchase the warehouse being leased in Telluride for $455,000, which expires June 1, 2000.

                        JAGGED EDGE MOUNTAIN GEAR, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  July 31, 1999

NOTE 7 - TRADEMARK

The Company uses a distinctive trademark including the words "Jagged Edge" on all of its products. The trademark "Jagged Edge" is owned by an individual, unrelated to the Company, who has licensed the trademark to Jagged Edge Mountain Gear, Inc. under a royalty agreement. No ownership rights are created by this agreement for the licensee. The agreement is perpetual as long as the licensee remains in business and does not breech the terms of the agreement. Royalties are payable quarterly. The royalty amount is based on sales of "Licensed Products". Annual sales volumes less than $2 million require a quarterly payment of $500. Annual sales volumes greater than $2 million cause the royalty to increase to $1,000 per quarter. For the year ended July 31, 1999, $2000 was paid under this agreement.

NOTE 8 - SETTLEMENT

On October 15, 1999, the Company received a favorable settlement related to a dispute over the terms of an agreement with former legal counsel. The terms of the settlement included a monetary award of $100,000 as reimbursement for Company expenses resulting from the agreement and a return of 640,000 shares of common stock.

The settlement was recorded as a receivable and a reduction of expense as of July 31, 1999. The shares of common stock were still outstanding at July 31, 1999.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

Year 2000 Compliance

The Company relies on computers for the daily conduct of its business and for general data processing. Significant national attention is directed at possible problems that may occur with computer programs and data processing systems when they start utilizing the year 2000 data fields.

The Company has considered information systems and other date sensitive equipment and services and believe they have taken necessary steps to minimize internal risks associated with the year 2000.

NOTE 10 -         PROVISION FOR INCOME TAX

At July 31, 1999, the Company had a deferred tax asset of approximately $287,000 resulting from net operating loss carryforwards. There are no other temporary differences between financial reporting and federal and state income tax purposes. A valuation allowance of $287,000 has been established as of July 31, 1999. Net operating loss carryforwards begin to expire in 2013.

                        JAGGED EDGE MOUNTAIN GEAR, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  July 31, 1999

NOTE 11 -         FUTURE PLANS

The Company has incurred significant losses in the last two years and this, coupled with a shortage of liquidity, raises substantial doubt about its ability to continue as a going concern. These conditions are the result of management's decision to increase both staff and inventory to accommodate expected future sales and price discounting in the industry. Also, poor snow conditions in the resort areas where the Company operates retail stores contributed to less than expected sales volumes during the year ended July 31, 1999. The Company is planning for increased future sales volume by hiring a national sales manager, increasing the distribution of their merchandise catalog, substantially increasing the number of wholesale accounts, improving the web site exposure to attract more online shoppers and opening additional Company owned stores.
Management expects to improve the gross margin by increasing sales prices, reducing production costs and controlling discounting. The success of these plans will directly affect the Company's ability to meet its short-term obligations, allow continued growth and achieve profitable operations.


NOTE 12 - Fair Market Value of Common Stock

Common stock issued for consideration other than cash is valued at the fair market value of the consideration. If the fair market value of the consideration received is not readily obtainable or accurately measured then the stock is valued at the average of the high and low trading price on the day the stock is issued. In the case of restricted common stock, the fair market value is calculated as the average of the high and low trading price on the day the stock is issued less a 30% discount for the restriction.

                          INDEX TO FINANCIAL STATEMENTS

                         Jagged Edge Mountain Gear, Inc.


Balance Sheet - July 31, 1998 (unaudited)                                   F-21

Statement of Operations - Twelve Months Ended July 31, 1998 (unaudited)     F-22

Statement of Cash Flows - Twelve Months Ended July 31, 1998 (unaudited)     F-23

Stockholders Equity- - Twelve Months Ended July 31, 1998 (unaudited)        F-24

Notes to Financial Statements (unaudited)                                   F-25

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                            BALANCE SHEET (unaudited)
                                  July 31, 1998


ASSETS
Current Assets
Cash                                                                $ 47,704
Accounts receivable                                                   42,049
       Accounts receivable - settlement                               38,500
Inventories                                                          710,828
                                                                 ---------------
Total Current Assets                                                 839,081

Equipment and Leasehold Improvements, at cost, net                    70,825

Other Assets
Deposits                                                              15,261

Total Assets                                                     $   925,167
                                                                 ===============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities                         $    89,605
Credit cards                                                          12,974
Short-term debt                                                       10,000
                                                                 ---------------
Total Current Liabilities                                            112,579

Long-Term Debt, net of current portion                                60,682
                                                                 ---------------
Total Liabilities                                                    173,261
                                                                 ---------------

Stockholders' Equity
Common stock $.001 par value; 50,000,000 shares authorized,           12,380
12,379,638 shares issued and outstanding
Additional paid-in capital                                           976,058
Retained Earnings                                                   (236,532)
                                                                 ---------------
Total Stockholders' Equity                                           751,906
                                                                 ---------------

Total Liabilities and Stockholders' Equity                        $  925,167


        The accompanying notes are an integral part of these statements.

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                       STATEMENT OF OPERATIONS (unaudited)
                    For the Twelve Months Ended July 31, 1998


Sales                                            $1,301,277.00
Cost of Goods Sold                                  603,504.00

Gross Profit                                        697,773.00

Operating Expenses
Selling                                             194,854.00
General and administrative                          717,505.00

Loss From Operations                               (214,586.00)

Other Income (Expense)
Interest expense                                    (22,914.00)
Other income                                            968.00

Net Loss Before Income Tax                         (236,532.00)

Provision for Income Tax                                     -

Net Loss                                           (236,532.00)

August 31, 1999 shares outstanding               10,460,484.00

Net Loss  per share                                      (0.02)


        The accompanying notes are an integral part of these statements.
                                      F-22


                                        JAGGED EDGE MOUNTAIN GEAR, INC.

                                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                       For the year ended July 31, 1998


                                                                 Additional                 Total
                                             Common Stock        Paid-in       Retained     Stockholders'
                                            Shares      Amount   Capital       Deficit      Equity
--------------------------------------------------------------------------------------------------------------
Balance -
August 1, 1997                                    -    $    -    $    -        $     -      $       -

Common Stock issued at inception          8,541,330     $8,541     ($95,203)         -       ($86,662)

Sale of Common Stock                      3,809,670      3,810    1,068,390          -      1,072,200

Stock issued as compensation                 29,000         29        2,871          -          2,900

Net income (loss)                               -          -            -       (236,532)    (236,532)
---------------------------------------------------------------------------------------------------------------
Balance -
July 31, 1998                            12,380,000    $12,380   $  976,058     $(236,058)   $751,906




                           The accompanying notes are an integral part of these statements.
                                                             F-23


                         JAGGED EDGE MOUNTAIN GEAR, INC.

                       STATEMENT OF CASH FLOWS (unaudited)
                    For the Twelve Months Ended July 31, 1998


Cash Flows from Operating Activities

Net loss                                                           $(236,532)
Depreciation and amortization                                          5,431
Common stock issued as compensation                                    2,900
Changes in assets and liabilities
Increase in accounts receivable                                      (64,403)
Increase in inventories                                             (407,377)
Decrease in checks in excess of balance                              (25,150)
Increase in other assets                                              (7,486)
Decrease in accounts payable and accrued liabilities                 (41,167)
                                                               ----------------
Net Cash Used by Operating Activities                               (773,695)

Cash Flows from Investing Activities
Purchase of equipment                                                (38,145)
                                                                 ---------------
Net Cash Used by Investing Activities                                (38,145)
                                                                 ---------------
Cash Flows from Financing Activities

Principal debt retirement                                           (460,543)
Proceeds from short term borrowing                                   235,000
Decrease in credit cards                                             (55,585)
                                                                 ---------------

Proceeds from long-term borrowing                                     61,225
Proceeds from issuance of stock                                    1,072,200
                                                                 ---------------
Net Cash Provided by Financing Activities                            852,296
                                                                 ---------------
Increase in Cash and Cash Equivalents                                 40,456

Cash and Cash Equivalents - beginning of year                          7,248
                                                                 ---------------
Cash and Cash Equivalents - end of year                          $    47,704
                                                                 ===============

Supplemental disclosure of cash flow information:

During the year ended July 31, 1998, the holders of convertible notes payable totaling $80,000 elected to convert the notes into 441,330 shares of restricted stock in accordance with the conversion option.

During the year ended July 31, 1998, 29,000 shares of restricted stock at a market valued of $2,900 were issued to employees as compensation.

        The accompanying notes are an integral part of these statements.
                                      F-24

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                    NOTES TO FINANCIAL STATEMENTS (unaudited)
                    For the Twelve Months Ended July 31, 1998


 NOTE 1 - MANAGEMENT'S REPRESENTATION:
 The management of Jagged Edge Mountain Gear, Inc. (JEMG) without audit has prepared the attached financial statements. Certain information and note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been omitted. In opinion of the management of the JEMG, all adjustments considered necessary for fair presentation of financial statements have been included and were of a normal recurring nature, and the attached financial statements present fairly the financial position for the period ended on July 31, 1998 of JEMG.

 It is suggested that these financial statements be read in conjunction with the JEMG audited financial statements for the year ended July 31, 1999, included in this form 10SB.

 NOTE 2 - RULE 504 OFFERING:

 On July 6, 1998, JEMG completed a private placement of 1,714,000 shares of common stock under Rule 504 of Regulation D under the Securities Act of 1933

 NOTE 3 - CHANGE OF ACCOUNTING PERIOD:
 During the year ended July 31, 1998, the accounting period was changed from ending December 31 to ending July 31.

 NOTE 4 - STOCK SALES RECEIVABLE:
 This receivable was collected August 3, 1998.

                                 EXHIBITS INDEX

Item 1.  Index to Exhibits

Exhibit No.       Description

3.1 *             Articles of Incorporation, Jagged Edge Mountain Gear, Inc.
3.2 *             By-Laws, Jagged Edge Mountain Gear, Inc.
10.1 *            Jagged Edge Mountain Gear, Inc. Stock Plan
27.1              Financial Data Schedule

* Incorporated by reference in the Company's Form 10SB filed with the Securities and Exchange Commission on December 14, 1999.